
RECD S.E.C.
MAY 7 2002
070

As furnished to the Securities and Exchange Commission on May 7, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


02036331

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated May 7, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group


PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group Releases 2001 Pro-forma Figures Reflecting the New Business Unit Reporting Structure as of 2002

Zurich, May 7, 2002 – **Credit Suisse Group is today releasing the restated pro-forma figures for the year 2001 which reflect the new business unit reporting structure effective as of 2002, comprising two business units – Credit Suisse Financial Services and Credit Suisse First Boston.**

As announced in July 2001, Credit Suisse Group streamlined its organizational structure into the two business units, Credit Suisse Financial Services and Credit Suisse First Boston, effective January 1, 2002, in order to adapt to the changed market environment with the goal of optimizing client focus, adjusting capacity and increasing productivity. The alignment is aimed at strengthening the Group's leading position in its two main strategic areas, asset gathering/asset management and investment banking/financial intermediation.

Credit Suisse Financial Services

As of January 1, 2002, Credit Suisse Financial Services comprises the following reporting segments, which were formerly reported as separate business units: **Private Banking, Corporate & Retail Banking** in Switzerland, **Life & Pensions** and **Insurance**. The business with affluent clients in Switzerland (formerly part of the Corporate & Retail Banking business) and the 'Personal Finance' initiative targeting affluent clients in other European key markets (formerly reported separately as a project) have been included in Private Banking. The new organization introduces an improved client segmentation driven by client service needs and shared support and IT.

Credit Suisse First Boston

The Credit Suisse First Boston business unit now comprises the two reporting segments **Investment Banking**, which includes CSFB's Securities and Investment Banking divisions, and **CSFB Financial Services**, which includes Credit Suisse Asset Management (formerly reported as a separate business unit), Pershing (a CSFB subsidiary active in securities processing) and Private Client Services (CSFB's business with high-net-worth clients in the US). The business unit aims to maximize synergies between the two areas and realize cost reductions.

Credit Suisse Group's financial reporting will reflect the new structure as of the announcement of the Group's first quarter results on May 15, 2002.

Enclosed are the various tables outlining the new reporting structure and showing the restated figures for the year 2001.


CREDIT SUISSE GROUP
Credit Suisse Financial Services
Private Banking
Life & Pensions
Corporate & Retail Banking Switzerland
Insurance
Credit Suisse First Boston
Investment Banking
CSFB Financial Services
Credit Suisse Legal Entity
Winterthur Legal Entity
Credit Suisse First Boston Legal Entity

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570
Internet	http://www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of December 31, 2001, it reported assets under management of CHF 1,425.5 billion.

Pro-forma Figures for 2001

Business unit Credit Suisse Financial Services income statement		2001						
in CHF m	1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Operating income		4'041	4'261	3'498	3'582	8'302	11'800	15'382
Personnel expenses		1'427	1'496	1'472	1'244	2'923	4'395	5'639
Other operating expenses		874	927	820	1'065	1'801	2'621	3'686
Operating expenses		2'301	2'423	2'292	2'309	4'724	7'016	9'325
Gross operating profit		1'740	1'838	1'206	1'273	3'578	4'784	6'057
Depreciation of non-current assets	2)	142	185	195	296	327	522	818
Valuation adjustments, provisions and losses		128	123	84	48	251	335	383
Profit before extraordinary items, acquisition-related costs and taxes		1'470	1'530	927	929	3'000	3'927	4'856
Extraordinary income/(expenses), net		2	9	6	8	11	17	25
Taxes	3)	(370)	(400)	(192)	(151)	(770)	(962)	(1'113)
Net operating profit before acquisition-related costs and minority interests		1'102	1'139	741	786	2'241	2'982	3'768
Amortization of goodwill		(17)	(25)	(22)	(52)	(42)	(64)	(116)
Tax impact		0	1	0	1	1	1	2
Net profit before minority interests		1'085	1'115	719	735	2'200	2'919	3'654
Minority interests		(29)	(59)	(3)	22	(88)	(91)	(69)
Net profit		1'056	1'056	716	757	2'112	2'828	3'585
Reconciliation to net operating profit								
Amortization of goodwill		17	25	22	52	42	64	116
Tax impact		0	(1)	0	(1)	(1)	(1)	(2)
Net operating profit	4)	1'073	1'080	738	808	2'153	2'891	3'699

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in excluding amortization of goodwill from depreciation of non-current assets.

2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses within Credit Suisse Financial Services.

3) Excluding tax impact on amortization of goodwill.

4) Excluding amortization of goodwill, net of tax.

Private Banking income statement

in CHF m 1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Net interest income	510	508	458	500	1'018	1'476	1'976
Net commission and service fee income	1'186	1'198	1'075	1'060	2'384	3'459	4'519
Net trading income	179	169	139	153	348	487	640
Other ordinary income	67	11	10	22	78	88	110
Operating income	1'942	1'886	1'682	1'735	3'828	5'510	7'245
Personnel expenses	636	642	654	570	1'278	1'932	2'502
Other operating expenses	358	398	346	420	756	1'102	1'522
Operating expenses	994	1'040	1'000	990	2'034	3'034	4'024
Gross operating profit	948	846	682	745	1'794	2'476	3'221
Depreciation of non-current assets 2)	37	31	48	99	68	116	215
Valuation adjustments, provisions and losses	51	51	14	(41)	102	116	75
Profit before extraordinary items, acquisition-related costs and taxes	860	764	620	687	1'624	2'244	2'931
Extraordinary income/(expenses), net	0	2	2	8	2	4	12
Taxes	(216)	(189)	(121)	(116)	(405)	(526)	(642)
Net operating profit before acquisition-related costs and minority interests	644	577	501	579	1'221	1'722	2'301

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisiton-related costs, net of tax and minority interests, and reporting these items at business unit level only.

2) Excluding amortization of goodwill.

Corporate & Retail Banking income statement

in CHF m 1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Net interest income	421	412	412	413	833	1'245	1'658
Net commission and service fee income	130	132	91	108	262	353	461
Net trading income	68	63	59	60	131	190	250
Other ordinary income	17	4	6	2	21	27	29
Operating income	636	611	568	583	1'247	1'815	2'398
Personnel expenses	252	256	257	235	508	765	1'000
Other operating expenses	161	177	121	161	338	459	620
Operating expenses	413	433	378	396	846	1'224	1'620
Gross operating profit	223	178	190	187	401	591	778
Depreciation of non-current assets 2)	13	11	21	39	24	45	84
Valuation adjustments, provisions and losses	77	72	70	89	149	219	308
Profit before extraordinary items, acquisition-related costs and taxes	133	95	99	59	228	327	386
Extraordinary income/(expenses), net	2	7	4	0	9	13	13
Taxes 3)	(31)	(25)	(24)	(14)	(56)	(80)	(94)
Net operating profit before acquisition-related costs and minority interests	104	77	79	45	181	260	305

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisiton-related costs, net of tax and minority interests, and reporting these items at business unit level only.

2) Excluding amortization of goodwill.

3) Excluding tax impact on amortization of goodwill.

Life & Pensions income statement

in CHF m 1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
	2001						
Gross premiums written	6'189	3'187	3'138	4'899	9'376	12'514	17'413
Reinsurance ceded	(51)	(7)	(91)	(61)	(58)	(149)	(210)
Net premiums written	6'138	3'180	3'047	4'838	9'318	12'365	17'203
Change in provision for unearned premiums	(14)	3	1	(5)	(11)	(10)	(15)
Net premiums earned	6'124	3'183	3'048	4'833	9'307	12'355	17'188
Death and other benefits incurred	(3'686)	(2'687)	(2'560)	(3'234)	(6'373)	(8'933)	(12'167)
Change in provision for future policyholder benefits (technical)	(2'765)	(982)	(766)	(2'059)	(3'747)	(4'513)	(6'572)
Change in provision for future policyholder benefits (separate account) 2)	671	(223)	1'319	(652)	448	1'767	1'115
Dividends to policyholders incurred	(403)	(228)	(114)	458	(631)	(745)	(287)
Operating expenses, net (incl. commissions paid) 3)	(372)	(581)	(463)	(452)	(953)	(1'416)	(1'868)
Investment income general account	1'464	1'696	943	663	3'160	4'103	4'766
Investment income separatel account 2)	(671)	223	(1'319)	652	(448)	(1'767)	(1'115)
Interest received on deposits and bank accounts	13	24	25	24	37	62	86
Interest on bonuses credited to policyholders	(32)	(40)	(27)	(36)	(72)	(99)	(135)
Other interest paid	(37)	(62)	(35)	(91)	(99)	(134)	(225)
Other income/(expenses) (including foreign exchange impact)	(39)	(27)	11	2	(66)	(55)	(53)
Profit before acquisition-related costs and taxes	267	296	62	108	563	625	733
Taxes	(63)	(66)	4	(28)	(129)	(125)	(153)
Net operating profit before acquisition-related costs and minority interests	204	230	66	80	434	500	580

1) The segment's income statement differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with Life & Pensions' peers in the insurance industry. Amortization of goodwill, net of tax, is excluded from 'Operating expenses' and is reported, like minority interests, at business unit level only.

2) For separate account business (or unit-linked) the risk is borne by the policyholder.

3) Excluding amortization of goodwill.

Insurance income statement

in CHF m 1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
	2001						
Gross premiums written	6'774	4'339	3'614	3'685	11'113	14'727	18'412
Reinsurance ceded	(601)	(445)	(317)	(209)	(1'046)	(1'363)	(1'572)
Net premiums written	6'173	3'894	3'297	3'476	10'067	13'364	16'840
Change in provision for unearned premiums and in provision for future policy benefits (health)	(2'556)	(7)	411	319	(2'563)	(2'152)	(1'833)
Net premiums earned	3'617	3'887	3'708	3'796	7'504	11'212	15'007
Claims and annuities incurred, net	(2'799)	(3'056)	(2'817)	(2'837)	(5'855)	(8'672)	(11'509)
Dividends to policyholders incurred, net	(112)	(71)	(78)	(50)	(183)	(261)	(311)
Operating expenses, net (incl. commissions paid) 2)	(1'049)	(1'172)	(1'033)	(1'081)	(2'221)	(3'254)	(4'335)
Underwriting result, net	(343)	(412)	(220)	(173)	(755)	(975)	(1'148)
Net investment income	529	825	360	503	1'354	1'714	2'217
Interest received on deposits and bank accounts	7	17	9	(4)	24	33	29
Interest paid	(26)	(41)	(25)	(35)	(67)	(92)	(127)
Other income/(expenses) (including foreign exchange impact)	43	(14)	22	(216)	29	51	(165)
Profit before acquisition-related costs and taxes	210	375	146	75	585	731	806
Taxes	(60)	(120)	(51)	7	(180)	(231)	(224)
Net operating profit before acquisition-related costs and minority interests	150	255	95	82	405	500	582

1) The segment's income statement differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with Insurance's peers in the insurance industry. Amortization of goodwill, net of tax, is excluded from 'Operating expenses' and is reported, like minority interests, at business unit level only.

2) Excluding amortization of goodwill.

Business unit Credit Suisse First Boston income statement

in CHF m 1)	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Operating income	7'389	7'239	5'853	4'781	14'628	20'481	25'262
Personnel expenses	4'235	3'991	3'536	1'969	8'226	11'762	13'731
Other operating expenses	1'451	1'681	1'633	1'747	3'132	4'765	6'512
Operating expenses	5'686	5'672	5'169	3'716	11'358	16'527	20'243
Gross operating profit	1'703	1'567	684	1'065	3'270	3'954	5'019
Depreciation of non-current assets	220	234	227	270	454	681	951
Valuation adjustments, provisions and losses	92	298	341	810	390	731	1'541
Profit before extraordinary items, acquisition-related costs, exceptional items and taxes	1'391	1'035	116	(15)	2'426	2'542	2'527
Extraordinary income/(expenses), net	(2)	0	(13)	0	(2)	(15)	(15)
Taxes 2)	(353)	(234)	(27)	90	(587)	(614)	(524)
Net operating profit before acquisition-related costs, exceptional items and minority interests	1'036	801	76	75	1'837	1'913	1'988
Acquisition interest	(268)	(208)	(177)	(175)	(476)	(653)	(828)
Amortization of retention payments	(194)	(209)	(189)	(220)	(403)	(592)	(812)
Amortization of acquired intangible assets and goodwill	(345)	(364)	(367)	(379)	(709)	(1'076)	(1'455)
Exceptional items	0	0	0	(1'428)	0	0	(1'428)
Tax impact	216	204	185	543	420	605	1'148
Net profit before minority interests	445	224	(472)	(1'584)	669	197	(1'387)
Minority interests	0	0	0	(1)	0	0	(1)
Net profit	445	224	(472)	(1'585)	669	197	(1'388)
Reconciliation to net operating profit							
Amortization of acquired intangible assets and goodwill	345	364	367	379	709	1'076	1'455
Exceptional items	0	0	0	1'428	0	0	1'428
Tax impact	(63)	(64)	(65)	(410)	(127)	(192)	(602)
Net operating profit 3)	**727**	**524**	**(170)**	**(188)**	**1'251**	**1'081**	**893**

1) The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill from operating income, personnel expenses and depreciation of non-current assets, respectively, and reporting these items separately in the income statement, c) deducting minority interests from operating income and reporting these separately in the income statement d) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these items separately in the income statement.

2) Excluding tax impact on acquisition-related costs and exceptional items.

3) Excluding amortization of acquired intangible assets and goodwill as well as exceptional items, all net of tax.

Investment Banking income statement

in USD m	1)	2001						
		1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Fixed Income		1'605	1'540	1'649	854	3'145	4'794	5'648
Equity		1'314	1'215	666	699	2'529	3'195	3'894
Investment Banking		823	771	596	589	1'594	2'190	2'779
Other		104	81	31	18	185	216	234
Operating income		3'846	3'607	2'942	2'160	7'453	10'395	12'555
Personnel expenses		2'244	1'986	1'830	901	4'230	6'060	6'961
Other operating expenses		685	775	775	827	1'460	2'235	3'062
Operating expenses		2'929	2'761	2'605	1'728	5'690	8'295	10'023
Gross operating profit		917	846	337	432	1'763	2'100	2'532
Depreciation of non-current assets		108	109	109	131	217	326	457
Valuation adjustments, provisions and losses		57	172	198	469	229	427	896
Profit before extraordinary items, acquisition-related costs, exceptional items and taxes		752	565	30	(168)	1'317	1'347	1'179
Extraordinary income/(expenses), net		(1)	0	0	0	(1)	(1)	(1)
Taxes	2)	(198)	(140)	(7)	85	(338)	(346)	(260)
Net operating profit before acquisition-related costs, exceptional items and minority interests		553	426	23	(83)	978	1'001	918

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items, net of tax, and minority interests, and reporting these items at business unit level only.

2) Excluding tax impact on acquisition-related costs and exceptional items.

Investment Banking income statement

in CHF m	1)	2001						
		1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Fixed Income		2'633	2'650	2'771	1'491	5'283	8'054	9'545
Equity		2'155	2'094	1'119	1'213	4'249	5'368	6'581
Investment Banking		1'350	1'328	1'002	1'017	2'678	3'680	4'697
Other		170	141	51	32	311	362	394
Operating income		6'308	6'213	4'943	3'753	12'521	17'464	21'217
Personnel expenses		3'680	3'426	3'075	1'583	7'106	10'181	11'764
Other operating expenses		1'124	1'328	1'303	1'421	2'452	3'755	5'176
Operating expenses		4'804	4'754	4'378	3'004	9'558	13'936	16'940
Gross operating profit		1'504	1'459	565	749	2'963	3'528	4'277
Depreciation of non-current assets		178	188	182	224	366	548	772
Valuation adjustments, provisions and losses		94	290	333	797	384	717	1'514
Profit before extraordinary items, acquisition-related costs, exceptional items and taxes		1'232	981	50	(272)	2'213	2'263	1'991
Extraordinary income/(expenses), net		(1)	0	0	0	(1)	(1)	(1)
Taxes	2)	(325)	(244)	(12)	142	(569)	(581)	(439)
Net operating profit before acquisition-related costs, exceptional items and minority interests		906	737	38	(130)	1'643	1'681	1'551

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items, net of tax, and minority interests, and reporting these items at business unit level only.

2) Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services income statement

in USD m 1)	2001						
	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Net interest income	98	89	66	61	187	253	314
Net commission and service fee income	543	492	457	498	1'035	1'492	1'990
Net trading income	49	33	33	35	82	115	150
Other ordinary income	(31)	(18)	(15)	3	(49)	(64)	(61)
Operating income	659	596	541	597	1'255	1'796	2'393
Personnel expenses	339	328	274	223	667	941	1'164
Other operating expenses	200	205	196	189	405	601	790
Operating expenses	539	533	470	412	1'072	1'542	1'954
Gross operating profit	120	63	71	185	183	254	439
Depreciation of non-current assets	25	27	27	26	52	79	105
Valuation adjustments, provisions and losses	(1)	5	4	8	4	8	16
Profit before extraordinary items, acquisition-related costs, exceptional items and taxes	96	31	40	151	127	167	318
Extraordinary income/(expenses), net	(1)	0	(8)	0	(1)	(9)	(9)
Taxes 2)	(16)	6	(10)	(30)	(10)	(20)	(50)
Net operating profit before acquisition-related costs, exceptional items and minority interests	79	37	22	121	116	138	259

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items, net of tax, and minority interests, and reporting these items at business unit level only.

2) Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services income statement

in CHF m 1)	2001						
	1Q2001	2Q2001	3Q2001	4Q2001	6 months 2001	9 months 2001	12 months 2001
Net interest income	162	151	111	107	313	424	531
Net commission and service fee income	890	849	767	857	1'739	2'506	3'363
Net trading income	80	58	56	60	138	194	254
Other ordinary income	(51)	(32)	(24)	4	(83)	(107)	(103)
Operating income	1'081	1'026	910	1'028	2'107	3'017	4'045
Personnel expenses	555	565	461	386	1'120	1'581	1'967
Other operating expenses	327	353	330	326	680	1'010	1'336
Operating expenses	882	918	791	712	1'800	2'591	3'303
Gross operating profit	199	108	119	316	307	426	742
Depreciation of non-current assets	42	46	45	46	88	133	179
Valuation adjustments, provisions and losses	(2)	8	8	13	6	14	27
Profit before extraordinary items, acquisition-related costs, exceptional items and taxes	159	54	66	257	213	279	536
Extraordinary income/(expenses), net	(1)	0	(13)	0	(1)	(14)	(14)
Taxes 2)	(28)	10	(15)	(52)	(18)	(33)	(85)
Net operating profit before acquisition-related costs, exceptional items and minority interests	130	64	38	205	194	232	437

1) 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and exceptional items, net of tax, and minority interests, and reporting these items at business unit level only.

2) Excluding tax impact on acquisition-related costs and exceptional items.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [signature]
Name: [illegible]
Title: Managing Director

Dated: May 7, 2002